UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2022

Commission File Number: 001-37353

BIONDVAX PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

BiondVax Pharmaceuticals Ltd. (hereinafter, the “Company”) announces that it is scheduling an Extraordinary Meeting of Shareholders on December 13, 2022 at 4:00 p.m. Israel time at the offices of the Gross & Co., One Azrieli Center, Tel Aviv 6701101, Israel.

The Company hereby furnishes as Exhibit 99.1 to this Form 6-K a Notice with respect to the Company’s Extraordinary Meeting of Shareholders to be held on December 13, 2022.

Exhibit Index

Exhibit No.	Description
99.1	Notice of Extraordinary Meeting of Shareholders

Exhibit 99.1 is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-240189), its Registration Statement on Form F-1 (333-267648) and its Registration Statement on Form S-8 (Registration No. 333-239344).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: November 4, 2022	By:	/s/ Mark Germain
Mark Germain
Chairman of the Board

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